Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

			Fiscal Years Ended			Nine Months Ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	September 30, 2017
Loss from continuing operations	$(81,708)	$(142,669)	$(189,618)	$(272,812)	$(72,624)	$(129,022)
Add back: Fixed charges	39,153	31,096	21,166	21,002	59	27,164
Total loss from continuing operations	(42,555)	(111,573)	(168,452)	(251,810)	(72,565)	(101,858)

Fixed charges:
Interest expense	39,153	31,096	21,166	21,002	59	27,164
Ratio of Earnings to Fixed Charges	*	*	*	*	*	*
Deficiency(1)	$(81,708)	$(142,669)	$(189,618)	$(272,812)	$(72,624)	$(129,022)

*Less than one to one coverage

(1)      Losses in each period.  Earnings insufficient to cover fixed charges by the amounts indicated.